Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Melissa N. Rocha                                                                                                                             October 14, 2016
Senior Assistant Chief Accountant
Office of Manufacturing and Construction

Re:	The Procter & Gamble Company
Form 8-K filed August 2, 2016
File No. 1-00434

Dear Ms. Rocha,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 8-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated October 12, 2016.  We have repeated your comments below in italics and have included our responses to each.

1.
We note your response to Comment 2.  Please expand your description of the incremental restructuring adjustment in future earnings releases to clarify that the adjustment is only for the restructuring costs above what you believe are the annual, normal recurring level of restructuring costs.

Response
We acknowledge the Staff's comment.  In future earnings releases we will expand our description of incremental restructuring adjustments to clarify that the adjustment is only for the restructuring costs above what we believe are the annual normal recurring level of restructuring costs.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Sandy Lane
      Associate General Counsel